NEWS RELEASE

Update of Exploration and Acquisition Programs in Mexico

September 25, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt, and EXK: AMEX) provides the following update on its exploration and acquisition programs in Mexico for 2007. A total of 35,000 m of diamond drilling was scheduled on the Company’s four silver projects in Mexico in 2007 at an estimated cost of US$6 million. Approximately 1700 m have been completed to date and an additional 18,000 meters are expected to be complete by year end.

Parral Project

Drilling commenced in January with two drill rigs at the Parral Project in Chihuahua, Mexico. Seven prospective targets were tested on four separate properties, totaling 15,700 m of drilling in 46 holes. This year’s program wrapped up in July, with the announcement of a newly discovered zone of polymetallic vein mineralization on the El Cometa property. Although some drill cores are still being assayed, results to date have outlined a 400 m long by 400 m deep panel of mineralization ranging from 2 m to 6 m thick using a US$50 discounted net smelter return cut-off.

Results include higher grade mineralization such as 2.71% zinc, 3.37% lead, 33 gpt silver and 16.0 gpt gold over 2.00 m in hole CM18-1 and 2.85% Zn, 6.25% Pb, 52 gpt silver and 1.0 gpt gold over 5.60 m in hole CM15-2. A resource estimate will be commissioned in Q4, 2007 and metallurgical testwork is now underway. The Cometa mineralization should be amendable to simple flotation recovery to produce two concentrates, zinc, and lead-silver-gold. A 500 tpd flotation plant owned by the Mexican government is located less than one km from El Cometa and has un-utilized capacity at this time. Therefore, a preliminary economic assessment will be carried out before year- end to evaluate the viability of a fast-track production decision.

Endeavour’s acquisition and development strategy in the Parral district is based on the recognition that even though Parral is a historic and mature silver district, there has been no systematic drill exploration along many of the prolific polymetallic veins in the district. Given the excellent mining and processing infrastructure locally available, including several toll-milling plants, Endeavour’s goal is to discover and develop to production new discoveries like El Cometa until the Company has sufficient resources to justify the construction of its own plant.

Endeavour has dropped its options to acquire two of the Parral properties where drilling was unsuccessful, and several new property acquisitions in Parral are now under negotiation. Management is confident that this process of acquire-drill-develop-or-drop should lead to the discovery of additional mineralized zones like El Cometa.

Guanacevi

Drilling commenced in September with one drill rig at the Porvenir mine, part of the Guanacevi Mines Project in Durango, Mexico. This surface rig will test the northwest and depth extensions of the Porvenir orebody that is now in production. Previous drill results that will be followed up include 538 gpt silver and 1.73 gpt gold over a 2.55 m core length in hole NP23-6 and 317 gpt silver and 0.35 gpt gold over an 11.3 m core length in hole NP22-6.

An underground drill rig is also being sought to test the depth extent of the central part of the Porvenir ore body, as well as the northwest and depth extensions of the Santa Cruz deposit discovered last year. Past drill results to be followed up include 449 gpt silver and 0.56 gpt gold over a 5.0 m core length in hole NP31-3 and 673 gpt silver and 1.38 gpt gold over a 21.5 m core length in hole BSC2-16, including 442 gpt silver and 4.46 gpt gold over a 1.1 m core length.

A total of 10,000 m of drilling is budgeted for Guanacevi in 2007.

Like Parral, several new property acquisitions are under negotiation in Guanacevi in order to continue Endeavour’s consolidation of the district. Management is confident that one or more of these acquisitions will close in Q4, 2007.

Bolanitos

Drilling is scheduled to commence in October with one drill rig at the producing Cebada mine, part of the Bolanitos Mines Project in Guanajuato, Mexico. This surface rig will test four main prospect areas along a 5 km stretch of the famous Veta Madre on the Cebada property.

Two of the prospects lie along strike to the northwest of the Cebada mine, already have economically interesting grades over mineable widths in drill holes or underground workings, and therefore represent good opportunities to discover new orebodies. On Section 4300, an old Penoles drill hole intersected 360 gpt silver and 4.32 gpt gold over 3.85 m of core length, and around Section 3750, an old Penoles underground crosscut intersected 466 gpt silver and 4.62 gpt gold over 4.27 m horizontal width. Neither of these intersections was ever followed up by Penoles because the mines closed due to low silver prices.

An underground drill rig will be added at Cebada once the old underground workings are cleaned out to provide access for drilling at depth. The deepest mine level, 515, is particularly prospective for extensions to the main San Elias orebody at Cebada where five underground crosscuts and one old Penoles drill hole each intersected economically interesting results, such as 774 gpt silver and 2.65 gpt gold over a 1.5 m core length.

To the west of the Cebada mine on the Veta Madre lie the Bolanitos and Golondrinas mines on a swarm of parallel veins forming the sub-district of La Luz. Endeavour’s exploration team is still compiling all of the historic data for these mines but multiple vein targets have already been identified for drilling in 2008.

All of the aforementioned Penoles drill and underground assays are historic, Endeavour has not yet verified these results and they are not to be relied upon. Parts of the historic reserves are now being resampled in order to bring them into compliance with NI43-101 by year end.

A total of 7500 m of drilling is budgeted for the Bolanitos Mines project in 2007.

Like Parral and Guanacevi, several new properties are under negotiation at Bolanitos in order to continue Endeavour’s consolidation of the district. Management is hopeful that one of these acquisitions will close in Q4, 2007.

Arroyo Seco

Drilling commenced in May with one drill rig at the Arroyo Seco Project in Michoacan, Mexico. A total of 750 m were drilled in 7 holes to test the northern part of a stratiform-stratabound silver-lead-zinc-barite mineralized zone.

Drilling wrapped up in July but several drill holes are still out for assay. Arroyo Seco is different from Endeavour’s other silver mine projects because there are no local mine or plant facilities.

However, the sedimentary nature of mineralization has compelling tonnage potential so Endeavour views this project as an appropriate complement to its high grade mine projects.

New Mine Acquisitions

In addition to consolidating the Guanacevi, Bolanitos and Parral districts, Endeavour also plans to grow by replicating our business model of acquiring under-performing silver mines that require an injection of capital and expertise in order to unfold their full potential. The Company has identified certain opportunities for new mine acquisitions and due diligence is underway to determine their viability for Endeavour.

Bradford Cooke, Chairman and CEO, commented, “We anticipate that Endeavour’s numerous exploration programs will continue to bear fruit in Guanacevi and Parral and we are looking forward to the commencement of drilling at Bolanitos. While the Company has been quiet in recent months on acquisitions, that should change shortly.”

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Persons who reviewed this news release and supervised the surface drilling and sampling programs at the Parral Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Parral field office and shipped to SGS assay lab in Durango where they are dried, crushed, split and 30 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.

Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them Barry Devlin, ,M.Sc., P.Geo. Vice President Exploration is the Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.